              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY


----------------------------------------------                                x
                                                                              ::
VANDERBILT INCOME AND GROWTH ASSOCIATES, L.L.C., and RALEIGH CAPITAL          :
ASSOCIATES L.P., individually, and derivatively on behalf of ARVIDA/JMB       :
PARTNERS, L.P.,                                                               :
                                                                              :
                     Plaintiffs,                                              :
                                                                              :
       - against -                                                            :
                                                                              :      C.A. No. ___________
ARVIDA/JMB MANAGERS, INC., JUDD D. MALKIN, NEIL G. BLUHM, BURTON E. GLAZOV,   :
STUART C. NATHAN, A. LEE SACKS, JOHN G. SCHREIBER, BSS CAPITAL II, L.L.C.,    :
STARWOOD CAPITAL GROUP I, L.P., STARWOOD/FLORIDA FUNDING, L.L.C., STARWOOD    :
OPPORTUNITY FUND, IV, L.P. and BARRY STERNLICHT,                              :
                                                                              :
                     Defendants,                                              :
                                                                              :
       - and -                                                                :
                                                                              :
ARVIDA/JMB PARTNERS, L.P.,                                                    :
                                                                              ::
                     Nominal Defendant.                                       ::
                                                                              :
----------------------------------------------                                :




           VERIFIED COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF

       Plaintiffs, by their attorneys, allege on personal knowledge as to plaintiffs and otherwise upon information and belief, as follows:

                                 INTRODUCTION

       1. This is an action for declaratory and injunctive relief arising from defendants' egregious scheme to cause Arvida/JMB Partners, L.P. (the "Partnership") to incur approximately $160 million of burdensome, unnecessary and above- market rate secured debt (the "Financing"). The Financing was conceived in response to, and as part of a bad faith attempt to thwart, a tender offer for Limited Partnership Interests ("Units") of the Partnership. The purpose of the Financing -- to entrench the position of the Partnership's general partner, defendant Arvida/JMB Managers, Inc. ("Managers") -- is wholly improper. It will cause the Partnership unnecessarily to incur onerous costs, including excessive interest costs of more than $30 million.

       2. Plaintiffs are assignee holders of Units ("Unitholders") and/or beneficial owners of Units. They own approximately 20% of the outstanding Units. Plaintiffs have made substantial investments in the Partnership and are alarmed by the defendants' wrongful actions in connection with the Financing and the serious and irreparable harm that the Financing will cause to the Partnership and its Unitholders.

       3. Defendants have acted with utter disregard for their (or their co-defendants') fiduciary duties to the Partnership and its Unitholders and applicable provisions of the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement").

       4. Defendants have arranged the Financing solely for their own financial self-interest in order to preserve and maintain the entrenched position of Managers, to receive an $8 million cash distribution for Managers, and to continue to receive lucrative fees, distributions and other payments from the Partnership.

       5. Managers and its affiliates, which originally invested only $2,000 in the Partnership, already have received in excess of $118 million in fees, distributions and other payments, most of which is pure profit, while the Unitholders, who originally invested $400 million, have not and never will recoup their investment of $1,000 per Unit and have received distributions on a sporadic basis averaging only approximately 4.2% per year since the Partnership's inception in 1987.

       6. Defendants have acted without any concern whatsoever for the interests of the Unitholders, whose investment in the Partnership will be severely jeopardized as a result of the Financing.

       7. The terms of the Financing, which are unnecessarily and unreasonably unfavorable, onerous, burdensome and detrimental to the Partnership and its Unitholders, include:

       o An exorbitantly costly interest rate which is much higher than that which is presently available in the market for similar financing.

       o Covenants which will diminish if not effectively preclude further distributions to Unitholders, beyond a one-time distribution of $350 per Unit (substantially below the value of each Unit), during the 5 1/2 year term of the Financing, while permitting the defendants and their affiliates to continue receiving lucrative fees and other payments from the Partnership.

       o Excessive prepayment penalty and yield maintenance obligations which will unnecessarily cost the Partnership an additional $30.5 million (approximately $75 per Unit).

       o A "liquidated damages" provision requiring the Partnership to pay the lender a $1.6 million penalty if the Partnership decides not to consummate the Financing.

       o Prejudicial "break-up" fee obligations which require the Partnership to pay the lender a penalty of between $2.4 million and $4.4 million if the Partnership obtains financing on better terms from another source, and which effectively grant the lender -- which is controlled by a former business associate of Managers -- improper "lock up" rights.

       o Provisions abdicating Managers' contractual obligations to the Unitholders by giving the lender effective control of the Partnership, its operating and capital budgets, its business and marketing plans, and its cash distributions.

       o Provisions giving the lender the right to accelerate the Financing, thereby causing the Partnership to incur exorbitant prepayment and yield maintenance penalties, if the Unitholders remove and replace Managers as general partner, as they are entitled to do under the Partnership Agreement. These provisions improperly impede the exercise of that right of the Unitholders to remove and replace Managers.

       o Provisions requiring the Partnership to pay the lender an additional fee of up to $1.6 million if the lender consents to the replacement of Managers as general partner, but dispensing with such requirement if the new general partner is an affiliate of Managers.

       o A provision which effectively prevents the Partnership from terminating its management agreement with Arvida Company -- which is an affiliate of Managers -- without the consent of the lender or, absent such consent, the payment of exorbitant fees. This provision is in direct violation of Section 5.3 of the Partnership Agreement, which gives the Partnership the absolute right to terminate the Arvida agreement without payment of any penalty.

       o Indemnification rights granted to the lender and its affiliates protecting them against their wrongdoing in connection with the Financing.

       8. Defendants' intention in proceeding with the Financing is to preserve Managers' entrenched lucrative position by improperly thwarting third party offers for Units and improperly creating contractual and financial obstacles to the removal of Managers as general partner, to assure continued receipt of lucrative fees and other payments from the Partnership, to obtain an immediate substantial cash distribution for Managers, and to confer other illicit benefits on the defendants.

       9. Defendants' scheme, agreements entered into in connection therewith, and the proposed Financing are in violation of applicable provisions of the Partnership Agreement, ultra vires, the result of negligence, gross negligence and mismanagement, and amount to waste of partnership assets.

       10. Defendants wrongfully have breached, and/or aided and abetted, participated in and/or induced the wrongful breach of, the Partnership Agreement and fiduciary duties owed to the Partnership.

       11. Plaintiffs intend to promptly commence a solicitation of Unitholders to remove and replace Managers as general partner. If such solicitation is successful the Financing will be rejected.

       12. The Financing has no legitimate business purpose. It is being made to obtain funds to improperly influence Unitholders by providing a one time cash distribution. By so doing, Managers is depriving Unitholders of any meaningful opportunity to participate in future cash flows and to earn any significant future return on or of their investment in the Partnership.

                                    PARTIES

       13. Plaintiff Vanderbilt Income & Growth Associates, L.L.C. ("Vanderbilt") is a Delaware limited liability company having an office at 100 Jericho Quadrangle, Jericho, NY 11753. Vanderbilt owns five Units, which it acquired on or about January 30, 1995. Such acquisition was reflected in the records of the Partnership effective April 1, 1995.

       14. Plaintiff Raleigh Capital Associates L.P. ("Raleigh") is a Delaware limited partnership having an office at 100 Jericho Quadrangle, Jericho, NY 11753. Raleigh owns 80,342 Units, which it acquired on or after August 1, 1996.

       15. Plaintiffs, as Unitholders, are assignees of all rights (including but not limited to voting rights) which limited partners (other than associate limited partners) have under the Partnership Agreement and, except as otherwise provided in the Partnership Agreement, the Revised Uniform Limited Partnership Act of the State of Delaware and other applicable law.

       16. Defendant Managers is a Delaware corporation having an office at 900 North Michigan Avenue, Chicago, IL 60611. Managers is the sole general partner of the Partnership.

       17. Defendants Judd D. Malkin, Neil G. Bluhm, Burton E. Glazov, Stuart C. Nathan, A. Lee Sacks and John G. Schreiber are the directors of Managers (said defendants, together with Managers, collectively are referred to hereinafter as the "Managers Defendants").

       18. Defendant Starwood Capital Group I, L.P. (formerly known as Starwood Capital Group, L.P.) ("Starwood") is a Delaware limited partnership having an office at Three Pickwick Plaza, Suite 250, Greenwich, CT 06830.

       19. Defendant Starwood/Florida Funding, L.L.C. ("Starwood/Florida") is a Delaware limited liability company having an office at Three Pickwick Plaza, Suite 250, Greenwich, CT 06830.

       20. Defendant Starwood Opportunity Fund IV, L.P. ("Starwood Opportunity") is a Delaware limited partnership having an office at Three Pickwick Plaza, Suite 250, Greenwich, CT 06830.

       21. Defendant BSS Capital II, L.L.C. ("BSS") is a limited liability company having an office at Three Pickwick Plaza, Suite 250, Greenwich, CT 06830. BSS, Starwood, Starwood/Florida and Starwood Opportunity are affiliates or otherwise under common control.

       22. Defendant Barry Sternlicht ("Sternlicht") directly or indirectly controls Starwood, Starwood/Florida, Starwood Opportunity and BSS (collectively, together with Sternlicht, the "Starwood Defendants").
Sternlicht formerly was a business associate of Managers. He was a partner in JMB Realty, an affiliate of Managers, where he became one of the ten largest
equity holders in the firm.   As an officer of various affiliates of the
Partnership, Sternlicht identified, analyzed and helped negotiate the Partnership's original purchase of its business and properties from the Walt Disney Company for approximately $400 million in 1987. Sternlicht also was actively involved in the management and operation of the Partnership's business and properties.

                                THE PARTNERSHIP

       23. Nominal defendant Partnership is a Delaware limited partnership having an office at 900 North Michigan Avenue, Chicago, IL 60611. The Partnership was organized in 1987 to own and to develop substantially all of the assets of Arvida Corporation, a subsidiary of The Walt Disney Company, which the Partnership acquired on September 10, 1987. On September 16, 1987, the Partnership commenced an offering to the public of up to $400,000,000 in Units. A total of 400,000 Units were sold to the public (at an offering price of $1,000 per Unit before discounts) in October 1987. The offering terminated on October 31, 1987. In addition, an affiliate of the dealer-manager of the public offering received 4,000 Units.

       24. In addition to the 404,000 outstanding Units, Arvida/JMB Associates, an Illinois general partnership, and Arvida/JMB Limited Partnership, an Illinois limited partnership, which are affiliates of Managers, are the associate limited partners of the Partnership and receive substantial benefits from the Partnership.

       25. The assets of the Partnership consist principally of interests in land which is in the process of being developed into master-planned residential communities (the "Communities") and, to a lesser extent, commercial and industrial properties; mortgage notes and accounts receivable; construction, brokerage and other support businesses; real estate assets held for investment; certain club and recreational facilities; and a cable television business serving one of its Communities. The Partnership is principally engaged in the development of comprehensively planned resort and primary home Communities containing a diversified product mix designed for the middle and upper income segments of the various markets in which the Partnership operates.

       26. Pursuant to the Partnership Agreement (a copy of which is attached as Exhibit A), the Partnership may continue in existence until December 31, 2087. However, the Partnership Agreement requires Managers on or before October 31, 1997 to elect to pursue one of the following courses of action: (i) to cause the Units to be listed on a national exchange or to be reported by the National Association of Securities Dealers Automated Quotation System; (ii) to purchase, or cause JMB Realty Corporation or its affiliates to purchase, all of the Units at their then appraised fair market value (as determined by an independent nationally recognized investment banking firm or real estate advisory company); or (iii) to commence a liquidation phase in which all of the Partnership's remaining assets will be sold or disposed of prior to October 2002.

       27. Managers did not publicly disclose its intentions concerning which of these courses of action it intended to pursue until after Raleigh commenced the Raleigh Tender Offer (see paragraph 29, infra). In response to the Raleigh Tender Offer, Managers publicly disclosed that its current intention is to commence a liquidation phase on October 31, 1997, in which all of the Partnership's assets will be sold over a five year-period.

       28. Since the inception of the Partnership, Managers and its affiliates (which invested only $2,000 in the Partnership) have received from the Partnership aggregate fees, distributions and reimbursements in excess of $118 million. In 1995 alone, Managers and its affiliates were paid by the Partnership aggregate fees, distributions and reimbursements exceeding $7 million, while total distributions to Unitholders amounted to only $5.45 million (a 1.36% return). Managers and its affiliates continue to receive substantial payments from the Partnership.

                          DEFENDANTS' WRONGFUL CONDUCT

       29. On June 19, 1996, Raleigh commenced a tender offer (the "Raleigh Tender Offer"), pursuant to which Raleigh offered to purchase for cash up to 185,000 outstanding Units, representing approximately 46% of the total Units outstanding at March 31, 1996, at a purchase price (the "Purchase Price") equal to $411 per Unit. Raleigh subsequently amended the Raleigh Tender Offer, and ultimately increased the Purchase Price to $461 per Unit.

       30. On or about July 30, 1996, in response to the Raleigh Tender Offer, which was due to expire on August 1, 1996, and in an attempt to interfere with it improperly, Managers, acting as general partner of the Partnership, publicly disclosed that:

       (a) The Partnership, after negotiations and review lasting not more than ten days, had entered into a letter agreement with BSS (the "BSS Letter Agreement") pursuant to which the Partnership and BSS agreed, among other things, to negotiate within ten business days a commitment setting forth the principal terms, covenants, and conditions for a debt recapitalization of approximately $160 million (the "Financing");

       (b) The Financing, if accomplished, together with certain additional project financing, would enable the Partnership to make a distribution to Unitholders of at least $350 per Unit;

       (c) Pursuant to the BSS Letter Agreement, the Partnership agreed that for a period of 45 days from the date of the agreement, the Partnership would not pursue or negotiate any other offers for portfolio financing or debt recapitalizations of a similar size or purpose as the Financing.

       31. On or about July 30, 1996, the Partnership also mailed to all Unitholders a letter dated July 30, 1996, which stated in pertinent part that:

       [A]s a result of any such Financing, the Partnership would be highly leveraged and any future cash distributions would be dependent on the ability of the Partnership to service the debt incurred by the Partnership in connection with such Financing.

       32. Defendants' actions in entering into and publicizing the BSS Letter Agreement were an eleventh hour bad faith attempt to create the false appearance and facade that the Financing was reasonably likely to provide a better alternative to Unitholders than the Raleigh Tender Offer.

       33. The Raleigh Tender Offer legitimately was perceived by Unitholders as offering an attractive opportunity to sell their Units at a fair, reasonable and adequate price which was superior to that available in the existing limited secondary market for the Units.

       34. Defendants' actions in entering into the BSS Letter Agreement -- and promptly heralding the Financing as an alleged alternative to the Raleigh Tender Offer -- were contrary to the best interests of the Unitholders, and were conceived wholly or primarily for the improper purpose of attempting to defeat, by wrongful and fraudulent means, the Raleigh Tender Offer, the success of which threatened to imperil defendants' lucrative entrenched position.

       35. The Raleigh Tender Offer ultimately was accepted by Unitholders holding 79,696 Units (representing approximately 19.7% of the total Units outstanding), which were purchased by Raleigh on or about August 1, 1996.

       36. Having failed in their improper efforts to thwart the Raleigh Tender Offer completely, the defendants determined to thwart any further efforts by Raleigh to acquire Units and, to that end, determined to proceed with the Financing, the result of which would be to seriously diminish the participation in future cash flows which the Unitholders otherwise would receive.

       37. Defendants' intention in thus proceeding with the Financing is improperly to deter third parties from making further investments in Units, in order to avoid loss of Managers' control of the Partnership, to preserve its entrenched lucrative position as general partner, to assure its continued receipt of lucrative fees from the Partnership, and to confer other illicit benefits (including exorbitant interest, fees and other payments) on the defendants, including the Starwood Defendants.

       38. Moreover, the Managers Defendants are motivated by self-interest for the added reason that, pursuant to Section 4.1 of the Partnership Agreement, Managers as general partner and its affiliates which are associate limited partners would be entitled to receive immediately, as a distribution of Partnership cash flow, ten percent (subject to certain deferrals and limitations) of the $160 million proceeds from the Financing.

       39. On August 16, 1996, representatives of plaintiffs met with defendant Malkin, chairman of Managers, to communicate plaintiffs' concerns relating to the Financing. At this meeting, defendant Malkin revealed that it was contemplated that the Financing would consist of two tranches, a senior portion of $80 million and a junior portion of $80 million. The Financing would be funded in whole or part by Starwood/Florida, Starwood Opportunity or another of the Starwood Defendants' affiliates. Plaintiffs' representatives, who are knowledgeable concerning the terms upon which real estate financing is currently available in the market, strenuously objected to the Financing, and communicated their desire that the Partnership not proceed with the Financing.

       40. Raleigh also informed Malkin that if Managers was determined to proceed with the Financing, Raleigh would use its best efforts to obtain financing proposals for the benefit of the Partnership and its Unitholders on terms superior to those contemplated in connection with the Financing.

       41. On August 19, 1996, Managers responded to Raleigh's offer by stating that Managers intended to "honor" its purported agreement in the BSS Letter Agreement not to pursue or negotiate any other offer for financing similar to the Financing for the period of time specified in the BSS Letter Agreement.

       42. On August 20, 1996, Raleigh supplemented its offer to obtain better financing by informing Managers that Raleigh was prepared to offer to Unitholders, to the extent permitted by the Partnership Agreement, the opportunity to accept, should they desire, $500 per Unit (less the amount of the distributions to Unitholders as a result of such financing). Raleigh's financing proposal was not, however, conditioned on the acceptance of such supplemental offer. Managers failed to respond to Raleigh's supplementation of its offer.

       43. On September 13, 1996, Raleigh sent a letter to Managers, a copy of which is attached as Exhibit B, in which Raleigh reiterated that it strongly believed that the Financing was not in the best interests of the Partnership. Raleigh also expressed its continued concern regarding Managers' having refused Raleigh's offer of assistance to obtain superior financing, and having continued to pursue the Financing against Raleigh's strenuous objection as the Partnership's largest Unitholder.

       44. Raleigh's letter then stated that Manager's actions had left Raleigh with no other alternative than to propose to Managers directly a merger transaction in which an entity to be established by Raleigh and the Partnership would merge or otherwise combine and pursuant to which the current Unitholders would be given the choice of receiving either (i) $500 per Unit in cash, or
(ii) $525 per Unit, composed of $400 per Unit in cash plus a security of the surviving entity which would be worth not less than $125 per Unit. The valuation of the security would be supported by nationally recognized investment bankers, and the surviving entity would seek to have such security listed for trading on a national securities exchange.

       45. The Raleigh proposal, which is conditioned on the Financing not being consummated, would be far more beneficial to Unitholders than the Financing.

       46. Raleigh also informed Managers that it would be acceptable to Raleigh for the Unitholders to be permitted to vote on whether the Partnership should enter into the Raleigh proposal or to consummate the Financing.

       47. On September 17, 1996, Managers, on behalf of the Partnership, sent Raleigh a letter, a copy of which is attached as Exhibit C, in which Managers stated in pertinent part that "the Partnership has no interest in your proposal, and its business is not for sale." Managers thereby demonstrated that its response was motivated solely by its unwillingness to give up its entrenched position, the best interests of the Unitholders notwithstanding.

       48. Managers made no attempt to contact Raleigh in order to discuss with Raleigh any questions Managers might have with respect to the terms and conditions of Raleigh's proposal. Nor did Managers attempt to negotiate with Raleigh any change in the terms and conditions of Raleigh's proposal to see whether those terms and conditions could be improved for the benefit of the Unitholders.

       49. Also on September 17, 1996, Managers, on behalf of the Partnership, issued a press release, a copy of which is attached as Exhibit D, announcing that (i) the Partnership and the Starwood Defendants had entered into a commitment with respect to the Financing, and (ii) the Partnership had advised Raleigh that the Partnership has no interest in the Raleigh proposal and that the Partnership's business is not for sale. The press release stated that the Financing, together with certain additional project financing, would enable the Partnership to make a distribution to Unitholders of $350 per Unit.

       50. On September 19, 1996, in a report on SEC Form 8-K, a copy of which is attached as Exhibit E, Managers for the first time disclosed the precise terms of the commitment letter for the Financing (the "Financing Commitment Letter") into which it had entered on September 12, 1996 with Starwood/Florida.

       51. The Financing Commitment Letter provides, among other things, for a floating rate of interest (equal to LIBOR + 3.25% or the prime rate + 1.25%) on an $80 million senior portion, together with a required amortization of $10 million per year commencing in 1997, and a maturity date of June 30, 2002 for the unpaid balance. It further provides for a 15% fixed rate of interest (actually, 15.21% per annum because interest payments will be based on a 360 day year) on the $80 million junior portion, the unpaid balance of which is also due on June 30, 2002.

       52. These terms would be exorbitantly costly to the Partnership as compared with financing terms currently available in the market. For similar loans, financing would be available in the market for a $115 million senior portion bearing interest at a rate as low as LIBOR + 2.50% and a $45 million junior portion bearing interest at a rate as low as 13%.

       53. The Financing would result in the Partnership paying at least $3 million per year in additional, unnecessary interest costs.

       54. The terms of the Financing are so inadequate to the Partnership from a financial point of view that no general partner exercising ordinary, sound business judgment would agree to such terms.

       55. Managers has a substantial direct financial interest in the consummation of the Financing. While, pursuant to the terms of the Financing, a per Unit distribution of only $350 is contemplated to be made to Unitholders with the proceeds of the Financing, a distribution of over $8 million is to be made to Managers.

       56. Under the terms of the Financing Commitment Letter, further distributions to Unitholders are not permitted until February 28, 1998, are restricted in amount and are subject to various contingencies, including the maintenance of a debt service coverage ratio covenant of not less than 1.6 to 1.

       57. Such covenant will seriously diminish and may even totally preclude further distributions during the term of the Financing. However, even if such distributions were to be made, the maximum amount receivable by a Unitholder would be $26.39 per Unit in 1998 and 1999 and $47.50 per Unit per annum for the three years thereafter.

       58. Moreover, if Managers does not cause the Partnership to sell specified assets, distributions to Unitholders would be deferred, but Managers and its affiliates would continue to receive fees arising from the Partnership's continued ownership of such assets.

       59. The Financing Commitment Letter and the Financing also have provisions which are improperly designed to entrench Managers in its position as general partner. If, without the consent of Starwood/Florida, the Unitholders determine to exercise their right to remove and to replace Managers as general partner, the Financing Commitment Letter provides that Starwood/Florida may accelerate the due date of the loan, requiring the payment of substantial prepayment premiums and yield maintenance obligations. Starwood/Florida has agreed not to "unreasonably withhold" its consent to such removal. However, such consent would require the Partnership to pay Starwood/Florida an additional fee equal to 1% of the outstanding principal amount of the Financing, i.e., up to $1.6 million. No such fee would be required if the new general partner is an affiliate of Managers.

       60. By agreeing that such provisions be included in the Financing Commitment Letter, Managers has placed substantial impediments on the unlimited right of the Unitholders to remove Managers as general partner, thereby seeking further to entrench its position as general partner by chilling the right of Unitholders to do so.

       61. The Financing Commitment Letter also gives Starwood/Florida the ability to veto any attempt by the Partnership to terminate the existing management, advisory and supervisory agreement between the Partnership and Arvida Company. That provision is in direct violation of Section 5.3 of the Partnership Agreement, which gives the Partnership the absolute right to terminate the Arvida agreement without payment of any penalty.

       62. Although the Partnership may breach and refuse to consummate the Financing, under the terms of the Financing Commitment Letter, Managers has caused the Partnership to enter into a purported obligation to make a $1,600,000 payment to Starwood/Florida as "liquidated damages" for such breach. Managers thereby has interposed yet another obstacle to the Partnership's ability to avoid the onerous consequences of the Financing.

       63. The Financing Commitment letter also imposes on the Partnership excessive prepayment penalty and yield maintenance obligations in the event that the Partnership decides to repay all or part of the Financing prior to maturity.

       64. Even though the Partnership's projected cash flow could permit prepayment of the Financing several years prior to maturity, the onerous provisions applicable to the prepayment of the junior portion effectively preclude prepayment of that portion for three years, and the Partnership would thereby be forced to incur unnecessary interest expense (at a cost of approximately $30.5 million, which would reduce the value of each Unit by approximately $75).

       65. The Financing Commitment Letter also purports to impose prejudicial break-up fee obligations on the Partnership, pursuant to which, subject to certain conditions, the Partnership would be required to pay Starwood/Florida a break-up fee of between $2,400,000 and $4,400,000, together with certain of Starwood/Florida's out-of-pocket costs and expenses, in the event the Partnership enters into one or more agreements for portfolio financings or debt recapitalizations of similar size or purpose as the Financing with any third party.

       66. The Financing Commitment Letter also requires the Partnership to indemnify and hold harmless the Starwood Defendants from and against all loss, cost, expense or liability incurred by them in respect of any claims made by any third party as a result of or in connection with the execution and delivery of the Financing Commitment Letter, any performance pursuant thereto or any publicity, press release, filing or other oral or written statements made by the Partnership or its affiliates with respect to the transactions contemplated by the Financing Commitment Letter, such indemnity to include, without limitation, claims of limited partners or parties currently involved in tendering for Units. This provision imposes on the Partnership (and thus in substance on the Unitholders) the obligation to finance the defense by the Starwood Defendants of any lawsuit brought against them by Unitholders, thereby deterring Unitholders from exercising their right to protect themselves against wrongdoing by the Starwood Defendants.

       67. The break-up fee, indemnity, "liquidated damages" and other provisions of the Financing Commitment Letter, and the interest rate and other terms of the Financing, are unusual, extraordinary and excessive, and not in accord with the terms generally offered and available in the market for comparable transactions.

       68. The Managers Defendants have failed and refused to seek or to consider other offers for refinancing or to attempt to obtain the most favorable terms available for a refinancing. Consequently, the Managers Defendants were and are uninformed regarding, or are acting in reckless disregard of, the terms generally offered and available in the market for comparable transactions and the enormous unwarranted and unjustifiable financial detriment to the Partnership which would result from the Financing Commitment Letter and the Financing.

       69. The Managers Defendants hastily negotiated and agreed to the onerous, unreasonable and detrimental terms of the Financing, without adequate investigation and in bad faith, in order to preserve and to extend their entrenched positions and for the other improper reasons alleged herein.

       70. The Starwood Defendants will be granted rights to review and to approve operating and capital budgets and business/marketing plans, to approve the manager and the management agreement, to approve the replacement of the general partner and to control cash distributions. The granting of such rights would effectively transfer management and control of the Partnership to the Starwood Defendants in violation of Section 5.1 of the Partnership Agreement, which grants to the general partner the exclusive right to manage the business of the Partnership.

       71. The Financing Commitment Letter, the break-up fee, indemnity, "liquidated damages" and other provisions thereof, and the Financing (i) have no valid business purpose, (ii) are not and would not be in the best interests of the Partnership or its Unitholders, and (iii) are and would be contrary to any reasonable exercise of business judgment.

       72. The Financing is not required in order to satisfy any operational requirements of the Partnership's business, and none of the proceeds of the Financing will be used in the Partnership's business.

       73. The sole purposes of the Financing Commitment Letter and the Financing are to deter investment in Units by third parties (including Raleigh), in order to advance the Managers Defendants' self-interest, to preserve Managers' entrenched lucrative position as general partner, its control of the Partnership, and its continued receipt of lucrative fees from the Partnership, and to confer illicit benefits (including exorbitant interest, fees and other payments) on the Starwood Defendants.

       74. Neither the Raleigh Tender Offer nor any prospective investment in Units by Raleigh or other third parties gives rise to any threat reasonably perceived by the Managers Defendants to be harmful to the Partnership. Neither the BSS Letter Agreement, nor the Financing Commitment Letter, nor the Financing was or is motivated by any good faith concern for the welfare of the Partnership and its Unitholders, nor are the Managers Defendants' actions in connection therewith reasonable in relation to any unreasonably perceived threat.

       75. By entering into the Financing Commitment Letter, Managers and its directors have breached, and unless enjoined from acting in furtherance of the Financing Commitment Letter and from proceeding with the Financing will continue to breach, their fiduciary duties to the Partnership and its Unitholders.

       76. The Starwood Defendants were and are aware that the foregoing acts, practices and course of conduct were and are wrongful, and constitute a breach of the Partnership Agreement and the Managers Defendants' fiduciary duties to the Partnership and the Unitholders. Such awareness is evidenced by, among other things, the Starwood Defendants' knowledge that the Managers Defendants' negotiation and publicizing of the Financing was conceived and pursued in order to attempt to thwart offers by third parties (including Raleigh) for Units and to preserve the Managers Defendants' entrenched position, and the Starwood Defendants' insistence that the Partnership undertake the indemnity obligations contained in the BSS Letter Agreement and the Financing Commitment Letter. Despite such knowledge, the Starwood Defendants participated in this scheme for their personal benefit to the detriment of the Partnership.

                             FIRST CLAIM FOR RELIEF

       77. Plaintiffs repeat and reallege the allegations contained in paragraphs 1 through 76 above.

       78. The Managers Defendants were and are in a fiduciary relation with the Unitholders and the Partnership.

       79. The Managers Defendants owe the Unitholders and the Partnership the fiduciary duties of due care, full disclosure, loyalty and utmost good faith.

       80. The terms of the Financing Commitment Letter, including but not limited to the break-up fee, the indemnity and the "liquidated damages" provisions, and the Financing, are unfair to the Partnership and the Unitholders, are intended to and will solely benefit the defendants, and, if enforced, will result in waste of the Partnership's assets.

       81. By reason of the foregoing acts, practices and course of conduct, defendants, acting in concert, have violated, or aided and abetted or participated in the violation of, fiduciary duties owed to the Partnership and the Unitholders, and have put their personal interests ahead of the interests of the Partnership and the Unitholders.

       82. Unless enjoined by this Court, defendants will continue to breach, or to aid and abet or to participate in the breach of, fiduciary duties owed to the Partnership and the Unitholders, as a result of which unnecessary, onerous and prejudicial obligations will be imposed on the Partnership, thereby causing irreparable harm to the Partnership and the Unitholders.

       83. Raleigh intends to file forthwith with the SEC proxy solicitation material seeking the removal of Managers as general partner of the Partnership. If successful, Raleigh intends to replace Managers with a new general partner which will terminate the Partnership's commitment for the Financing.

       84. If injunctive relief is not granted, it is likely that the Financing will be consummated before Unitholders are afforded the opportunity to vote on the replacement of Managers by a new general partner who would reject the Financing.

       85.    Plaintiffs have no adequate remedy at law.

       86. By reason of the foregoing, plaintiffs are entitled to a declaratory judgment that the

Financing Commitment Letter, as well as the purported break-up fee, indemnity and "liquidated damages" obligations contained in the Financing Commitment Letter, and any debt obligations and mortgages or other security interests which may purportedly arise under or be granted pursuant to the terms of the Financing Commitment Letter and the Financing are, and will be, null, void and unenforceable.

                            SECOND CLAIM FOR RELIEF

       87. Plaintiffs repeat and reallege the allegations contained in paragraphs 1 through 86 above.

       88. Plaintiffs assert this claim derivatively on behalf of the Partnership, pursuant to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, 6 Del. Code Section 17-1001, et seq.

       89. Defendants' acts, practices and course of conduct as herein alleged are solely the result of negligence, gross negligence and mismanagement, and amount to a waste of partnership assets.

       90. Demand upon Managers, the sole general partner, to bring this action would be futile. An effort to cause Managers, as general partner, to bring this action is not likely to succeed. Managers and its directors have committed, participated in, aided or abetted, and/or condoned the wrongs alleged herein.

       91. The Managers Defendants are neither disinterested nor independent with respect to the Financing Commitment Letter and the Financing. Their purpose in negotiating and publicizing those transactions was and is to entrench themselves by attempting, by improper means, to thwart offers for Units by third parties (including Raleigh), and by creating impediments (including but not limited to the acceleration provisions of the Financing Commitment Letter) to the Unitholders' right to remove Managers as general partner.

       92. The Financing Commitment Letter was not the product of a valid exercise of business judgment.

       93. The defendants initially conceived the Financing in haste, in an eleventh hour bad faith attempt to thwart the Raleigh Tender Offer. They proceeded with their negotiation of the Financing Commitment Letter as part of a determined effort improperly to thwart further efforts by Raleigh to acquire Units, and acted without due care, negligently, with gross negligence and in bad faith in approving the unnecessarily costly and prejudicial terms of the Financing.

       94.    Plaintiffs have no adequate remedy at law.

       WHEREFORE, plaintiffs respectfully demand judgment as follows:

       A. Declaring that the Financing Commitment Letter is void and unenforceable;

       B. Preliminarily and permanently enjoining defendants from taking any actions pursuant to or in furtherance of the Financing Commitment Letter and the Financing;

       C. Alternatively, in the event that injunctive relief is denied in whole or pertinent part, awarding compensatory damages in an amount to be proven at trial;

       D. Requiring defendants to compensate and account to the Partnership for all losses it has sustained or will sustain as a result of the wrongs alleged herein;

       E.     Awarding plaintiffs interest as allowed by law;

       F. Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

       G. Granting plaintiffs such other and further relief as may be just and proper.



Dated: September 27, 1996
                                                  /s/Gregory P. Williams
                                                  ----------------------
                                                  Gregory P. Williams
                                                  Robert J. Stearn, Jr.
                                                  Raymond J. DiCamillo
                                                  Richards, Layton & Finger
                                                  One Rodney Square
                                                  P.O. Box 551
                                                  Wilmington, Delaware 19899
                                                  (302) 658-6541
                                                    Attorneys for Plaintiffs


OF COUNSEL:
----------

Gerald Walpin
Arthur S. Linker
Rosenman & Colin LLP
575 Madison Avenue
New York, New York 10022

STATE OF NEW YORK           )
                                   ) ss:
COUNTY OF NASSAU            )



                                  VERIFICATION

       MICHAEL L. ASHNER, being duly sworn, hereby verifies that he is President of Raleigh GP Corp., a general partner of Raleigh Capital Associates L.P., a plaintiff in this action, that he has read the foregoing complaint, and that the facts recited therein are true and correct to the best of his knowledge, information and belief.

                                                   /s/Michael L. Ashner
                                                   --------------------
                                                   Michael L. Ashner

SWORN TO AND SUBSCRIBED before me
this 27th day of September, 1996.



---------------------------------



---------------, Notary Public


My Commission Expires:
                      -----------------